Filed by: Marathon Oil Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marathon Oil Corporation

Commission File No.: 001-05153

The following was made available to Marathon Oil Corporation employees on May 29, 2024:

Frequently Asked Questions

Dear MRO Team,

This FAQ document will address common questions and concerns you may have regarding the upcoming acquisition of MRO by ConocoPhillips. We are working with our counterparts at ConocoPhillips and will provide additional information as it becomes available, so please check the site for any updates.

If you have any additional concerns or need further clarification, please reach out to the designated contact listed within the document or use the HR ticketing system for employees in the US or contact local HR in EG for benefits.

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies and programs will control. For purposes of these questions, we have assumed the pending acquisition will close in the 4th Quarter of 2024, subject to shareholder and regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed.

Transaction Details

1.	What did we announce?

ConocoPhillips (NYSE: COP) and Marathon Oil Corporation (NYSE: MRO) announced today that they have entered into a definitive agreement pursuant to which ConocoPhillips will acquire Marathon Oil in an all-stock transaction with an enterprise value of $22.5 billion, inclusive of $5.4 billion of net debt. Under the terms of the agreement, Marathon Oil shareholders will receive 0.2550 shares of ConocoPhillips common stock for each share of Marathon Oil common stock, representing a 14.7% premium to the closing share price of Marathon Oil on May 28, 2024, and a 16.0% premium to the prior 10-day volume-weighted average price.

2.	Who is ConocoPhillips?

ConocoPhillips is one of the world’s largest independent E&P companies based on production and proved reserves. The Company has nearly 150 years of experience producing oil and natural gas, with headquarters in Houston, Texas and operations across 13 countries. ConocoPhillips is committed to the efficient and effective exploration and production of oil and natural gas. They take an innovative, collaborative approach that yields products that improve quality of life globally while producing economic benefits with far-reaching influence. If you are interested in learning more about ConocoPhillips, you can visit www.ConocoPhillips.com.

3.	Why did we agree to this transaction?

We have always been guided by our values to make the right long-term decisions for our stakeholders. We see an outstanding strategic and cultural fit with ConocoPhillips and are confident that bringing together our companies is the right decision for the future – solidifying a leading energy company with exceptional talent, a strong portfolio and financial resources to guide us through the energy expansion and deliver significant value for years to come.

Timing of the Transaction

4.	When is the transaction expected to close?

The transaction is expected to close in the 4th quarter of 2024, subject to the satisfaction of customary closing conditions, including shareholder approval of MRO and receipt of regulatory approvals (but the fact and timing of the closing of the transaction is not guaranteed).

5.	What can employees expect between the agreement announcement and the transaction closing date?

Until this transaction is completed, MRO and ConocoPhillips will each continue to operate as separate, independent companies. At MRO, we will operate business as usual, staying focused on putting safety first and responsibly providing the energy the world needs with talented people and quality assets.

Integration and Planning

6.	Is MRO establishing a team focused specifically on integration?

•	Yes – an integration planning team is being formed to ensure that required business processes and programs are implemented seamlessly post-closing.

•	Dane Whitehead will lead this team for MRO.

7.	Can I communicate with ConocoPhillips employees before the transaction closes?

Until closing, we remain two separate, independent companies. Therefore, all communications must be funneled through the MRO integration planning team.

Workforce Impacts

8.	What are the benefits of the transaction for employees?

We aim to ensure that this transaction is respectful of the contributions of our employees, either by offering the opportunity to join the newly combined organization or by providing competitive severance packages. Some employees may be offered full-time or transition positions at ConocoPhillips. Employees will also have the chance to apply for other open roles at ConocoPhillips. We understand that this transaction creates considerable uncertainty for our employees. We will work diligently with ConocoPhillips to establish a go-forward employment timeline as expeditiously as possible.

9.	If I am not retained as an employee by ConocoPhillips, will I be eligible to receive severance or other separation benefits?

Most US and Third Country National regular full-time, part-time and casual employees who are employed on the date of the closing will be eligible. To be eligible, you must also have a qualifying termination within two years of the closing date. Please see the Change in Control Severance Benefits Plan for details regarding eligibility.

EG payroll employees will be eligible for severance benefits that are standard for relevant separations at MEGPL.

10.	Will there be layoffs?

In a transaction of this nature, there could be some overlap in roles and responsibilities. Competitive severance benefits will be provided to eligible employees who do not have an employment opportunity at ConocoPhillips.

11.	Will this transaction create any job opportunities?

There will be job opportunities with the combined company for some of our employees. More details on how ConocoPhillips will make those decisions will be provided in the months to come.

12.	What will be the process for ConocoPhillips’ selection of current MRO employees?

We do not have details relating to this process and will provide further updates as details become available.

13.	What is expected of me during the transition?

For now, it remains business as usual until we complete the transaction, unless specifically directed by the MRO transition team.

14.	This situation is causing me a lot of anxiety. Is there a place where I can get help?

We encourage you to contact EAP, which connects you and your eligible dependents to qualified professionals who can help you work through stress and anxiety. It is confidential and offered at no cost to you.

15.	Does this transaction change MRO’s priorities?

Until this transaction is completed, Marathon Oil and ConocoPhillips will each continue to operate as separate, independent companies. At Marathon Oil, we will operate business as usual, staying focused on executing our business and operating plan in a safe and environmentally responsible manner.

Severance Benefits

16.	Who is eligible for severance benefits?

Most US and Third Country National regular full-time, part-time and casual payroll employees who are subject to an eligible separation may be eligible to receive severance benefits. To be eligible, you must also have a qualifying termination within two years of the closing date. Please see the Change in Control Severance Benefits Plan for details regarding eligibility.

EG payroll employees will be eligible for severance benefits that are standard for relevant separations at MEGPL.

17.	What are the US severance benefits?

For eligible employees, the Cash Severance Benefit shall be the greater of 1 or 2 below:

1. Four weeks of Weekly Base Compensation per year of service.

2. Four weeks of Weekly Base Compensation per $10,000 of Annual Base Compensation.

In all cases, the amount of the Cash Severance Benefit determined above will not be less than 39 weeks of Weekly Base Compensation or greater than 104 weeks of Weekly Base Compensation.

Annual Base Compensation will be determined taking into account the highest of your last three bonus payments along with your annual salary, overtime, and an allowance for the 401k match.

Your Weekly Base Compensation will be determined by dividing your Annual Base Compensation by 52.

Please see the Change in Control Severance Benefits Plan for specific details and definitions regarding the defined terms above.

Eligible employees will also receive, if applicable, a lump-sum cash payment equal to 12 multiplied by the monthly COBRA Rate in effect at the employee’s separation from service date for the level of medical, prescription drug, dental and/or vision coverage in which the employee participated immediately prior to his or her separation. Employees who were not already enrolled in this coverage ahead of separation will not receive an associated cash payment.

18.	How are my years of service calculated for US severance benefit purposes?

Years of service are based on accredited service with Marathon Oil and affiliates up to your separation date, with rounding up for partial years of service.

19.	If I do not continue employment with ConocoPhillips and I’m eligible for US severance, how long will it be until I receive payment?

Generally, payment will be made within 74 days after your separation from service date, as long as you timely sign and do not revoke your waiver and release agreement.

20.	What will happen to my shares of MRO stock and RSUs in the transaction?

Each share of MRO stock you own will be converted into the right to receive 0.2550 shares of ConocoPhillips stock, and any resulting fractional ConocoPhillips shares will be cashed out.

All of your MRO RSUs will automatically convert into ConocoPhillips RSUs based on the 0.2550 exchange ratio, with fractional shares rounded to the nearest whole share, and will continue to vest based on their original vesting schedule and terms. However, in the event you are terminated by ConocoPhillips without cause or you leave for good reason within 2 years of the closing date, any of your unvested RSUs will vest upon your termination.

“Good reason” and “cause” for this purpose is defined in the applicable RSU award agreement. This conversion will automatically occur through your Fidelity account.

21.	What will happen to my US retirement benefits (pension and 401k plan)?

Prior to the closing date, the Retirement Plan and Thrift Plan will remain in place. More information regarding post-close compensation and benefit protections negotiated in the transaction will be provided soon.

22.	What will happen to the 2024 Annual Cash Bonus?

The company factor for the 2024 bonus has been approved at 200%.

If Closing occurs on or prior to Bonus Payment Date

Eligible employees continuing employment with ConocoPhillips will receive their 2024 cash bonus payment with a company factor of 200%. Payment will be made late in the first quarter of 2025, consistent with past practice, and no later than March 15, 2025. In order to receive the company factor of 200%, eligible employees will need to remain employed through closing and the payment date, except in the event of a termination of employment by ConocoPhillips without cause or you terminate your employment for good reason on or after closing and prior to the payment date, in which case you will receive your full 2024 cash bonus (with a company factor of 200%) as soon as reasonably practicable following such termination, subject to the execution of a release of claims.

To participate in the full company factor of 200%, we expect employees to be performing and meeting role expectations, and we anticipate that there will be a performance management program. For individuals not meeting performance expectations, we will adjust the individual’s performance factor to reflect that. The individual performance factor will be set at 1.0.

“Good reason” and “cause” for this purpose is defined in the change in control severance benefits plan applicable to you.

If Closing occurs after Bonus Payment Date

Eligible employees who remain employed through the 2024 bonus payment date will receive their 2024 cash bonus payment with a company factor of 200%. If your employment terminates prior to the bonus payment date, the annual cash bonus program rules will apply.

23.	What will happen to the 2025 Annual Cash Bonus?

If Closing occurs in 2025 and after March 1, 2025

If the closing occurs in 2025 and after March 1, 2025, each eligible employee who is employed by ConocoPhillips or one of its subsidiaries on the relevant payment date or whose employment is involuntarily terminated without cause or who terminates employment for good reason following the closing but prior to the relevant payment date will receive their 2025 cash bonus (i) pro-rated for the portion of 2025 prior to the closing with a company factor of 100% and (ii) pro-rated for the portion of the year after closing during which the employee is employed based on satisfaction of performance objectives determined by ConocoPhillips. Payment will be made on ConocoPhillips regular payment date for annual bonuses, or as soon as practicable following a qualifying termination with respect to the pre-closing portion, if applicable, subject to the execution of a release of claims.

To participate in the full company factor of 100% for the portion of the 2025 bonus prior to the closing, we expect employees to be performing and meeting role expectations, and we anticipate that there will be a performance management program. For individuals not meeting performance expectations, we will adjust the individual’s performance factor to reflect that. The individual performance factor will be set at 1.0.

“Good reason” and “cause” for this purpose is defined in the change in control severance benefits plan applicable to you.

24.	What will happen to vacation?

There are no changes to the vacation plan prior to the closing of this transaction.

25.	What approvals will be required to close this transaction?

The transaction is subject to the approval of MRO stockholders, regulatory clearance and other customary closing conditions. The transaction is expected to close in the 4th quarter of 2024 (but the fact and timing of the closing of the transaction is not guaranteed).

26.	How will new hires be impacted or open positions for which we are currently recruiting?

For those candidates who have received and accepted an offer letter we will continue with the hiring process. They will be given the opportunity to rescind their offer if they so wish. We will be conducting a review for all other positions and will continue to hire for certain backfill positions through an approval process.

Other Questions

27.	Where can I find additional Information on this transaction?

•

We have launched a dedicated web page accessible through The Wave that will serve as a one-stop shop for this transaction as it progresses. We will post information about the integration activities and other helpful resources on this site.

•	As you can expect, the integration process will take some time to implement, so we encourage you to check The Wave for updated information.

•	You can also expect to receive additional information through town halls and other communications.

28.	What does this mean for our Equatorial Guinea business?

Our EG business is included in the transaction and will be subject to the same transition as our US business.

29.	What do I do if the media contacts me about this transaction?

As always, any media inquiries should be directed to our Communications Manager, Karina Brooks.

30.	What do I say to vendors if asked about this transaction?

Any questions received from vendors should be directed to the transition manager, Dane Whitehead.

31.	Why do many of the communications about the transaction have cautionary statements?

•	Because this is an all-stock transaction to acquire a public company, the SEC considers it a public offering by ConocoPhillips.

•	In addition, because MRO stockholders must approve the transaction, there will be a solicitation of proxies from MRO stockholders.

•	Communications about public offerings and solicitations are permitted; so long as they comply with certain SEC rules, which includes putting legends and filing certain communications with the SEC.

•	As a reminder, only approved company spokespeople should speak on behalf of the company.

•	If you have any questions about whether a communication should be filed, please contact John Montanti.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between ConocoPhillips (“ConocoPhillips”) and Marathon Oil Corporation (“Marathon”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of ConocoPhillips’ or Marathon’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, ConocoPhillips or Marathon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond ConocoPhillips’ or Marathon’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Marathon will be unable to retain and hire key personnel and maintain relationships with their suppliers and customers; the risk associated with Marathon’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of ConocoPhillips’ or Marathon’s common stock; risks that the proposed transaction disrupts current plans and operations of ConocoPhillips or Marathon and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; and other economic business competitive and/or regulatory factors affecting ConocoPhillips’ or Marathon’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Marathon’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Marathon’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither ConocoPhillips nor Marathon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Marathon that also constitutes a prospectus of ConocoPhillips common shares to be offered in the proposed transaction. Each of ConocoPhillips and Marathon may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Marathon may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Marathon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Marathon and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon will be available free of charge on Marathon’s website at https://ir.marathonoil.com/ or by contacting Marathon at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)). Information about the directors and executive officers of Marathon is set forth in (i) Marathon’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000082/mro-20240405.htm, (ii) Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000023/mro-20231231.htm and (iii) to the extent holdings of Marathon securities by its directors or executive officers have changed since the amounts set forth in Marathon’s proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by ConocoPhillips and Marathon will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com/ and those filed by Marathon will be available free of charge on Marathon’s website at https://ir.marathonoil.com/.